[Letterhead of Sutherland Asbill & Brennan LLP]

August 13, 2013

VIA EDGAR

Ms. Mary A. Cole

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oxford Lane Capital Corp. Registration Statement on Form N-2 Filed July 3, 2013 File No. 333-189805

Dear Ms. Cole:

On behalf of Oxford Lane Capital Corp. (the “Company”), set forth below is the Company’s response to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on August 5, 2013, with respect to the Company’s registration statement on Form N-2 (File No. 333-189805), filed with the Commission on July 3, 2013 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Prospectus are referenced in the below responses, such revisions have been included in the marked pages attached hereto.

Prospectus

1.	Summary—Distributions—The disclosure states that the Company may pay distributions that constitute a return of capital. Many investors may not fully understand a return of capital. Please clarify that shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not and that shareholders should not assume that the source of a distribution from the Company is net profit. In addition, please inform us whether the Company intends to report a distribution yield at any point prior to finalizing its tax figures. The Company should disclose the estimated portion of the distribution yield that results from return of capital. In addition, reports

Ms. Mary A. Cole

August 13, 2013

containing distribution yields should be accompanied by the total return and/or SEC yields. In addition, please disclose that, while such distributions are not taxable, they may result in higher capital gains taxes when the shares are eventually sold.

The Company has revised the disclosure set forth in the “Summary-Distributions,” the “Price Range of Common Stock and Distributions” and the “Business” sections of the Prospectus in response to the Staff’s comment. In addition, the Company confirms that it will include a total return calculation in any report issued by the Company that contains a distribution yield calculation.

2.	Fees and Expenses—In the “Incentive Fees” line item, please add a parenthetical “(20% of investment income and capital gains)”. In addition, please revise footnote 5 to disclose that the Company will accrue (but not pay) a capital gains incentive fee with respect to its unrealized appreciation.

The Company has revised the “Incentive Fees” line item in the “Fees and Expenses” section of the Prospectus in response to the Staff’s comment. In addition, the Company advises the Staff on a supplemental basis that the Company, as a registered closed-end investment company, is not permitted to pay any incentive fee to its investment adviser on realized or unrealized capital gains.

3.	Risks Related to Our Investments—We may expose ourselves to risks if we engage in hedging transactions—Please explain in your response whether the hedging transactions are deemed to comprise a portion of the 30% basket of non-qualifying investments.

The Company advises the Staff on a supplemental basis that as a registered closed-end investment company, rather than a business development company, the Company is not subject to the restrictions imposed on portfolio investments pursuant to Section 55 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Accounting Comments

4.	Section 10 (a) (3) of the 1933 Act states “when a prospectus is used more than nine months after the effective date of the registration statement, the information contained therein shall be as of a date not more than sixteen months prior to such use so far as such information is known to the user of such prospectus or can be furnished by such user without unreasonable effort or expense.” The current prospectus on file includes financial statements as of March 31, 2012, and after July 31, 2013; they include stale financial statements. Represent to the staff that as of July 31, 2013, no shares will be sold until a new prospectus has been declared effective with updated financial statements.

The Company acknowledges the Staff’s comment and confirms to the Staff that it will not sell any securities pursuant to the Registration Statement until it has been declared effective incorporating audited financial statements for the fiscal year ended March 31, 2013.

Ms. Mary A. Cole

August 13, 2013

5.	The “Distributions” section of the prospectus on page 2 states “for accounting purposes the distributions declared on our common stock for the periods ended March 31, 2013, 2012, and 2011, were in excess of the reported earnings. However, as a RIC, earnings and distributions are determined on a tax basis. Furthermore, taxable earnings are determined according to tax regulations and differ from reported income for accounting purposes.” The Financial Statements for the year ended March 31, 2013, show distributions from realized gains and distributions from net investment income. In your response discuss with the staff whether the disclosure in the prospectus is referencing a return of capital for book purposes and, if so, discuss why the amount is not disclosed in the financial statements as distributions in excess of income. In addition, please discuss with the staff whether the Company is in compliance with Rule 19a-1 under the 1940 Act and in your discussion please note whether the notifications are prepared on a book or tax basis.

The Company advises the Staff on a supplemental basis that the disclosure on page 2 of the Prospectus which indicates that for accounting (i.e. book) purposes distributions were in excess of reported earnings is consistent with the disclosure in the Statement of Assets and Liabilities as of March 31, 2013, which reflects in the “Distribution in excess of net investment income” line the amount of $8,388,762 (which amount is cumulative).

Furthermore, the disclosure on page 2 of the Prospectus states, “To the extent that taxable earnings for any fiscal year are less than the amount of the dividends paid during the year, there would be a tax return of capital to shareholders. The tax character of any distributions will be determined after the end of the fiscal year.” Therefore,the Prospectus discloses that tax return of capital is a tax basis concept.

The distribution from realized gains on investments in the financial statements for the year ended March 31, 2103 reflects a “spill-back” election under Section 855 of the Internal Revenue Code of 1986, and is derived from realized capital gains reported, and passed-through, to the Company, on the Passive Foreign Investment Company statements provided by the CLO equity investments that the Company holds, and is not related to any sales of capital assets by the Company. Such pass-through amounts are not known at the time of the distribution, and are only known well after the end of the Company’s fiscal year in connection with the preparation of the Company’s tax return. Such distributions are included on Form 1099 sent to shareholders after the end of each fiscal year and are disclosed on the Company’s website. Therefore the Company believes that it is in compliance with Rule 19a-1 under the 1940 Act.

6.	Please add a note to the “Fees and Expenses” table if the ratios have been adjusted to assume proceeds from the offering.

The Company respectfully notes to the Staff that note 4 to the “Fees and Expenses” section of the Prospectus includes an assumed $25.0 million of additional debt proceeds.

Ms. Mary A. Cole

August 13, 2013

7.	In your response, inform the Staff whether shareholders will bear the underwriting costs associated with the offering.

The Company advises the Staff on a supplemental basis that the underwriting discounts and commissions associated with any offerings conducted off of the Registration Statement will generally be borne by the Company and, indirectly, by the Company’s shareholders.

8.	In your response, inform the Staff of the accounting methodology utilized for offering costs and explain whether shareholders will bear the offering costs or if they will be absorbed by the adviser.

The Company advises the Staff on a supplemental basis that it generally recognizes offering costs upon completion of an offering to which such costs relate. Upon the closing of an equity offering the costs are charged directly to net assets, and upon the closing of a debt offering the costs would be capitalized and amortized to interest expense over the term of the debt. In addition, the Company advises the Staff on a supplemental basis that the offering costs associated with any offerings conducted off of the Registration Statement will generally be borne by the Company and, indirectly, by the Company’s shareholders.

9.	In your response, please provide a reconciliation of the ratio of expenses to average daily net assets included in the financial highlights to the total annual expenses disclosed in the “Fees and Expenses” table.

The Company advises the Staff on a supplemental basis that the total annual expenses disclosed in the “Fees and Expenses” table is an estimated projection of expenses for the upcoming fiscal year whereas the ratio of expenses to average daily net assets (5.65%) included in the financial highlights is calculated using total actual expenses for the year ended March 31, 2013, $5,672,923, and average daily net assets, $100,481,000, as disclosed in the financial highlights. The reconciliation of total annual expenses used in the calculations in the “Fees and Expenses” table, compared to the actual expenses for the fiscal year ended March 31, 2013, includes: (i) projected base management fees estimated to be $4,133,971 (compared to $1,792,711 of actual base management fees for the fiscal year ended March 31, 2013), which is annualized based upon gross assets as of March 31, 2013, as well as additional preferred stock of $20.0 million issued in June 2013 and $25.0 million in assumed debt issuance, as disclosed in note 4 to the “Fees and Expenses” table; (ii) projected interest expense and preferred stock dividends estimated to be $4,843,956 (compared to $524,723 of actual interest expense and preferred stock dividends for the fiscal year ended March 31, 2013), annualized based upon the full amount of currently outstanding preferred stock and the $25.0 million in assumed debt issuance, as disclosed in note 4 to the “Fees and Expenses” table; and (iii) projected acquired fund fees and expenses estimated to be $5,193,852 related to the collateral manager fees referenced in note 9 to the “Fees and Expenses” table (the Company records no acquired fund fees and expenses in its financial statements because such fees and expenses are deducted from the distributions received by the Company from its investments). The Company also notes that the “Fees and Expenses” table in Pre-Effective Amendment No. 1 to the Registration Statement will utilize estimated projections based upon the quarter ended June 30, 2013, and therefore will differ from the aforementioned amounts.

Ms. Mary A. Cole

August 13, 2013

10.	On page 41 of the prospectus under “Distribution”, please identify the character of the distributions.

The Company has revised the above referenced disclosure in response to the Staff’s comment.

11.	Please note that, if any of the cash balance disclosed in the Statement of Assets and Liabilities is restricted as to use, the cash balance should be separately stated.

The Company advises the Staff on a supplemental basis that the Company’s cash balance disclosed in the Statement of Assets and Liabilities is not restricted as to use.

12.	Please note that, if any portion of the interest rate disclosed on the Schedule of Investments represents payment in kind (PIK) interest, the rate associated with PIK interest needs to be separately stated. Please note certain investments may have a PIK provision permitting the issuer to determine a range of PIK along with a minimum cash percentage to be paid. If the Company has an investment with this type of provision, the current cash and PIK rates should be disclosed on the Schedule of Investments along with the range or maximum amount of PIK permitted.

The Company acknowledges the Staff’s comment and advises the Staff on a supplemental basis that the Company’s investments as disclosed on the Schedule of Investments do not have any payment-in-kind (“PIK”) interest components. In addition, the Company currently does not expect to acquire any securities that contain a PIK interest component.

13.	In the Notes to the Financial Statements, Note 2 “Cash and Cash Equivalents”, states that the Company considers all highly liquid debt instruments with a maturity of three months or less at the time of purchase to be cash equivalents. Please note that short term investments must be disclosed in the Schedule of Investments and not be reflected as cash or cash equivalents.

The Company advises the Staff on a supplemental basis that its cash and cash equivalents balances are only demand deposit balances.

14.	In the Notes to the Financial Statements, Note 11 “Risk Disclosures”, there is a discussion that the Company may co-invest with affiliates of the investment adviser. In your response, inform the staff whether the Company is currently co-investing with affiliates of the adviser and whether it has an exemptive order permitting it to do so.

The Company advises the Staff on a supplemental basis that it presently co-invests with affiliates of the adviser only pursuant to (i) the exemption for transactions with downstream affiliates set forth in Rule 17a-6 under the 1940 Act, and (ii) the no-action position of the Staff set forth in Mass Mutual Life Ins. Co. (SEC No-Action Letter)(pub. avail. June 7, 2000)

Ms. Mary A. Cole

August 13, 2013

regarding transactions where no term other than price is subject to negotiation. The Company does not presently have, but may in the future seek, exemptive relief from Section 17 under the 1940 Act.

In addition, the Company confirms to the Staff that in the event the Company requests acceleration of the effective date of the pending registration statement, it will furnish a letter to the Staff, at the time of such request, acknowledging that:

(1) The Company is responsible for the accuracy and adequacy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Sheila Stout / U.S. Securities and Exchange Commission Jonathan H. Cohen / Oxford Lane Capital Corp. John J. Mahon, Esq. / Sutherland Asbill & Brennan LLP